UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

Qwest Communications International Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

74912110

(CUSIP Number)

Cannon Y. Harvey	Charles D. Maguire, Jr., Esq.
President	Holme Roberts & Owen LLP
The Anschutz Corporation	1700 Lincoln, Suite 4100
555 Seventeenth Street, Suite 2400	Denver, CO 80203
Denver, CO 80202	(303) 861-7000
(303) 298-1000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 7, 2009

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 17 C.F.R. §240.13d-1(e), 17 C.F.R. 240.13d-1(f), or 17 C.F.R. 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 17 C.F.R. §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 74912110

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Anschutz Company

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Units Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 195,178,000

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 195,178,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 195,178,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 11.3%

14.	Type of Reporting Person (See Instructions) CO

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CUSIP No. 74912110

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Anschutz Family Investment Company LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Colorado

Number of Units Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0%

14.	Type of Reporting Person (See Instructions) OO

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CUSIP No. 74912110

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Philip F. Anschutz

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Units Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 195,378,000

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 195,378,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 195,378,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 11.3%

14.	Type of Reporting Person (See Instructions) IN

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This Amendment No. 4 (“Amendment No. 4”) to Schedule 13D further amends Items 2, 4, 5, 6 and 7 of the Schedule 13D (the “Schedule 13D”) filed by the Reporting Persons (as defined below) on June 2, 2000, which relates to shares of common stock, $0.01 par value (the “Common Stock”), of Qwest Communications International Inc. (the “Company”), as amended by Amendment No. 1, which was filed on May 11, 2001, as further amended by Amendment No. 2, which was filed on March 13, 2003, and as further amended by Amendment No. 3, which was filed on October 20, 2003.

Item 2.  Identity and Background

The information previously provided in response to Item 2 is amended to read as follows:

This statement is filed on behalf of Philip F. Anschutz (“Anschutz”), Anschutz Company, a Delaware corporation (“AC”) and Anschutz Family Investment Company LLC, a Colorado limited liability company (“AFIC” and, collectively, the “Reporting Persons”).

Anschutz owns 100% of the outstanding capital stock of AC.  AC is the manager and one percent owner of AFIC. AC may be deemed to indirectly beneficially own the Common Stock directly owned by AFIC.  Anschutz may be deemed to indirectly beneficially own the Common Stock directly owned by AC and AFIC.

During the past five years, none of Anschutz, AC or AFIC, or any executive officer or director of AC or any manager of AFIC, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

AC and its affiliated companies are principally engaged in investments in natural resources, railroads, real estate, telecommunications, technology, entertainment, professional sports, and other businesses.  AFIC is principally engaged in making minority investments in various businesses.

The (1) name, (2) principal office, business or residence address, and (3) position and present principal occupation or employment, and the name, principal business, and address of any corporation or other organization in which such employment is conducted, of Anschutz, AC and AFIC, each executive officer and director of AC, and the manager of AFIC (such executive officers and directors and manager, collectively, the “Control Persons”), as applicable, are set forth below.  Each individual listed below is a citizen of the United States of America.

Filing Persons, Executive Officers and Directors of AC and Manager of AFIC	Position and Present Principal Occupation or Employment	Principal Office, Business or Residence Address
AC	AFIC: Manager	555 Seventeenth Street Suite 2400 Denver, CO 80202

AFIC	Not applicable	555 Seventeenth Street Suite 2400 Denver, CO 80202

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Filing Persons, Executive Officers and Directors of AC and Manager of AFIC	Position and Present Principal Occupation or Employment	Principal Office, Business or Residence Address
Anschutz	AC: Chairman, Chief Executive Officer and Director AFIC: Chairman and Chief Executive Officer	555 Seventeenth Street Suite 2400 Denver, CO 80202

Harvey, Cannon Y.	AC: President, Chief Operating Officer and Director AFIC: President and Chief Operating Officer	555 Seventeenth Street Suite 2400 Denver, CO 80202

Black, Bruce F.	AC: Executive Vice President and General Counsel	555 Seventeenth Street Suite 2400 Denver, CO 80202

Slater, Craig D.	AC: Vice President and Director AFIC: Executive Vice President	555 Seventeenth Street Suite 2400 Denver, CO 80202

Jones, Richard M.	AC: Vice President, Senior General Counsel and Secretary AFIC: Vice President and Secretary	555 Seventeenth Street Suite 2400 Denver, CO 80202

Barnes, Wayne A.	AC: Vice President and Chief Financial Officer	555 Seventeenth Street Suite 2400 Denver, CO 80202

Kundert, Thomas G.	AC: Treasurer and Assistant Secretary AFIC: Treasurer and Assistant Secretary	555 Seventeenth Street Suite 2400 Denver, CO 80202

Carpenter, Scott T.	AC: Vice President	555 Seventeenth Street Suite 2400 Denver, CO 80202

Item 4.  Purpose of Transaction

The information previously furnished in response to this Item 4 is amended to add the following:

On October 7, 2009, AC settled a portion of a forward sale contract (the “Contract”) that was entered into on July 10, 2006 with Credit Suisse Capital LLC (the “Purchaser”) that relates to an aggregate of 45,000,000 shares of common stock by delivery to the purchaser of 8,330,000 shares of common stock. The Contract provides that AC will deliver to the purchaser on each of three days (each such day is referred to herein as a “Settlement Date”) a number of shares of common stock equal to (i) the applicable Base Amount (as hereinafter defined), and (ii) the applicable Exchange Rate, which will be determined as follows:

(a) If the value weighted average price (the “Settlement Price”) of the common stock on the 10 trading days ending on the relevant Valuation Date (as hereinafter defined) is less than or equal to $8.0939 (the “Forward Floor Price”), the Exchange Rate will be one; (b) if the Settlement Price is greater than the Forward Floor Price but less than or equal to $11.33146 (the “Forward Cap Price”), the Exchange Rate will be equal to the Forward Floor

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Price divided by the Settlement Price; and (c) if the Settlement Price is greater than the Forward Cap Price, the Exchange Rate will be equal to the Adjusted Forward Floor Price (as hereinafter defined) divided by the Settlement Price. The Adjusted Forward Floor Price will be equal to the Forward Floor Price plus the Settlement Price minus the Forward Cap Price.

In consideration for entering into the Contract, AC received an aggregate prepayment amount of approximately $294,814,665. Under the formula described above, AC was to retain the first 40% of price appreciation in the common stock above $8.0939 per share. In the event of the payment of dividends (whether cash or in-kind), stock splits, reverse stock splits, spinoffs, mergers or similar events affecting the common stock, the Base Amounts and one or more of the Settlement Price, Forward Floor Price and Forward Cap Price are subject to adjustment depending on the nature of the transaction.

AC originally pledged 45,000,000 shares of common stock (now 36,670,000 shares of common stock after the settlement) (the “Pledged Shares”) to secure its obligations under the Contract. On October 2, 2009 (the Valuation Date), the Settlement Price was $3.6199. AC transferred to the purchaser 8,330,000 of the Pledged Shares by the applicable Settlement Date.

On October 28, 2009, AFIC sold all of the shares of Common Stock beneficially owned by it in open market transactions.  AFIC owns no shares of Common Stock as of the date of this Amendment No. 4.

Item 5.  Interest in Securities of the Issuer

The information previously provided in response to Item 5 is amended to read as follows:

Reporting Persons

As of the date of this Amendment No. 4, and after giving effect to the transaction described in Item 4 of this Amendment No. 15, AC is the direct beneficial owner of 195,378,000 shares of Common Stock.  AFIC is the direct beneficial owner of 0 shares of Common Stock.  Anschutz may be deemed to be the indirect beneficial owner of the shares of Common Stock directly owned by AC.

AC:
(a)	Amount beneficially owned:		195,178,000
(b)	Percent of Class:		Approximately 11.3%
(c)	Number of shares as to which the person has:
	(i)	Sole power to vote or to direct the vote:	0
	(ii)	Shared power to vote or to direct the vote:	195,178,000
	(iii)	Sole power to dispose or to direct the disposition of:	0
	(iv)	Shared power to dispose or to direct the disposition of:	195,178,000

AFIC:
(a)	Amount beneficially owned:		0
(b)	Percent of class:		0%
(c)	Number of shares as to which the person has:
	(i)	Sole power to vote or to direct the vote:	0
	(ii)	Shared power to vote or to direct the vote:	0
	(iii)	Sole power to dispose or to direct the disposition of:	0
	(iv)	Shared power to dispose or to direct the disposition of:	0

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Anschutz:
(a)	Amount beneficially owned:		195,378,000
(b)	Percent of class:		Approximately 11.3%
(c)	Number of shares as to which the person has:
	(i)	Sole power to vote or to direct the vote:	0
	(ii)	Shared power to vote or to direct the vote:	195,378,000
	(iii)	Sole power to dispose or to direct the disposition of:	0
	(iv)	Shared power to dispose or to direct the disposition of:	195,378,000

Control Persons

As of the date of this Amendment No. 4, Scott T. Carpenter beneficially owns 4,246 shares of Common Stock.

Other than as noted above, none of the Control Persons beneficially own shares of Common Stock.

Except as set forth in this Amendment No. 4, none of the Reporting Persons or the Control Persons has effected any transaction in the Common Stock in the previous 60 days.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information previously furnished with respect to this item is hereby amended to add the following:

On July 10, 2006, AC entered into the Contract with the Purchaser.  AC settled a portion of the Contract on October 7, 2009, as further discussed in Item 4.

Item 7.  Material to Be Filed as Exhibits

The information previously furnished in response to this item is amended by adding references to the following new exhibits being filed with this Amendment No. 4:

Exhibit Q.	Confirmation dated as of July 10, 2006, by and between Anschutz Company and Credit Suisse Capital LLC.

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Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 9, 2009	ANSCHUTZ COMPANY
	By:	Philip F. Anschutz, Chairman

	By:	/s/Robert M. Swysgood
Robert M. Swysgood, Attorney-in-fact

Date: November 9, 2009	ANSCHUTZ FAMILY INVESTMENT
COMPANY LLC
	By:	Philip F. Anschutz, Chairman

	By:	/s/Robert M. Swysgood
Robert M. Swysgood, Attorney-in-fact

Date: November 9, 2009	PHILIP F. ANSCHUTZ

	By:	/s/Robert M. Swysgood
Robert M. Swysgood, Attorney in fact

Attention: Intentional misstatements or omissions of fact
constitute Federal criminal violations (See 18 U.S.C. 1001)

9

EXHIBIT INDEX

Exhibit Q	Confirmation dated as of July 10, 2006, by and between Anschutz Company and Credit Suisse Capital LLC.

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Exhibit Q

CREDIT SUISSE	CREDIT SUISSE CAPITAL, LLC
CREDIT SUISSE SECURITIES (USA) LLC
Eleven Madison Avenue
New York, NY 10010-3629

July 10, 2006

Anschutz Company

555 Seventeenth St., Suite 2400

Denver, Colorado 80202

Credit Suisse Capital LLC

Eleven Madison Avenue

New York, New York 10010

Transaction ID:  Q###03E

External ID:  7016732 — Risk ID:  4008208

Dear Sir or Madam,

The purpose of this letter agreement (this “Confirmation”) is to confirm the terms and conditions of the Transaction entered into between us on the Trade Date specified “Confirmation” as referred to in the Agreement specified

In this Confirmation, “CS” means “Credit Suisse Capital LLC, “Counterparty” means Anschutz Company and “Agent” means Credit Suisse Securities (USA) LLC, solely in its capacity as agent for CS and Counterparty.

1.                                      The definitions and provisions contained in the 2000 ISDA Definitions (the “2000 Definitions”) and the 2002 ISDA Equity Derivatives Definitions (the “2002 Definitions” and, together with the 2000 Definitions, the “Definitions”), each as published by the International Swaps and Derivatives Association, Inc. (“ISDA”), are incorporated into this Confirmation.  In the event of any inconsistency between the 2000 Definitions and the 2002 Definitions, the 2002 Definitions will govern.  In the event of any inconsistency between the Definitions and this Confirmation, this Confirmation will govern.  The Transaction shall be deemed to be a Share Forward Transaction within the meaning set forth in the 2002 Definitions.

This Confirmation shall supplement, form a part of and be subject to an agreement (the “Agreement”) in the form of the 1992 ISDA Master Agreement (Multicurrency — Cross Border) amended in the manner specified in Appendix B to the ISDA User’s Guide to the 2002 Master Agreement to implement the Close-out Amount (the “ISDA Form”), as published by the International Swaps and Derivatives Association, Inc., as if CS and Counterparty had executed the ISDA Form (without any Schedule thereto except for the election of USD as the Termination Currency) on the date hereof.  All provisions contained in the Agreement are incorporated into and shall govern this Confirmation except as expressly modified below.  This Confirmation evidences a complete and binding agreement between you and us as to the terms of the Transaction to which it relates and replaces any previous agreement between us with respect to the subject matter hereof.  This Confirmation, together with all other confirmations or agreements between us referencing the ISDA Form, shall be deemed to supplement, form part of and be subject to the same, single Agreement.

If there exists any ISDA Master Agreement between CS and the Counterparty or any confirmation or other agreement between CS and Counterparty pursuant to which an ISDA Master Agreement is deemed to exist between CS and Counterparty, then notwithstanding anything to the contrary any such ISDA Master Agreement, such confirmation or agreement or any other agreement to which CS and Counterparty are parties, this Transaction shall not be considered a Transaction under, or otherwise governed by, such existing or deemed ISDA Master Agreement.

2.                                      The terms of the particular Transaction to which this Confirmation relates are as follows:

General Terms:

Trade Date:	July 10, 2006

Seller:	Counterparty

Buyer:	CS

Shares:	Common stock, par value USD 0.01, of Qwest Communications International Inc. (the “Issuer”) (Exchange Symbol: “Q”).

Number of Shares:	8,330,000

Prepayment:	Applicable

Conditions to CS’s Obligation to Pay Prepayment Amount:

It shall be a condition to CS’s obligation to pay any Prepayment Amount hereunder on any prepayment Date that Counterparty shall have performed its obligations under paragraphs 4.a., “Delivery of Collateral,” and 5, “Agreements to Deliver Documents,” below.

Prepayment Amount:	USD 54,834,464.69

Variable Obligation:	Applicable

Forward Floor Price:	USD 8.0939

Forward Cap Price:	USD 11.3315

CS’s Initial Hedge:

CS’s Initial Hedge shall be established by selling shares in transactions conforming to the manner-of-sale conditions described in Rule 144(f) and (g) under the Securities Act of 1933, as amended, and otherwise in conformity with the interpretive letter specified below under “Binding Commitment”.

Exchange:	The New York Stock Exchange

Related Exchange(s):	All exchanges

Valuation:

Valuation Date:	The final Averaging Date; scheduled to be October 2, 2009.

Market Disruption Event:

Section 6.3(a) of the 2002 Definitions is hereby amended by replacing clause (ii) thereof in its entirety with the following: “(ii) and Exchange Disruption, or” and inserting immediately following clause (iii) thereof the following: “; in each case that the Calculation Agent determines is material.”

Averaging Dates:	The ten (10) consecutive Scheduled Trading Days starting on the First Averaging Date.

First Averaging Date:	The date ten (10) Scheduled Trading Days immediately prior to and including the Scheduled Maturity date.

Averaging Date Disruption:

Modified Postponement; provided that notwithstanding anything to the contrary in the 2002 Definitions, if a Market Disruption Event occurs on any Averaging Date, the Calculation Agent may determine that such Averaging Date is a Disrupted Day only in part, in which case the Calculation Agent shall make adjustments to the number of Shares for which such day shall be an Averaging Date and shall designate the Scheduled Trading day determined in the manner described in Section 6.7(c)(iii) of the 2002 Definitions as an Averaging Date for the remaining Shares, and shall determine any Settlement Price based on an appropriately weighted average instead of the arithmetic average described under “Settlement Terms — Settlement Price” below. Such determination and adjustments will be based on, among other factors, the duration of any Market Disruption Event and the volume, historical trading patterns and price of the Shares.

Relevant Price:	VWAP Price

VWAP Price:

On any day, the “Volume Weighted Average Price” per Share on such day, as displayed on Bloomberg Page “AQR” (or any successor thereto) for the Issuer with respect to the period from 9:30 a.m. to 4:00 p.m. (New York City time) on such day, as determined by the Calculation Agent.

Settlement Terms:

Physical Settlement:

Applicable. Notwithstanding any other provision of this Confirmation, including without limitation any provision that permits substitution of collateral, it shall be a condition precedent to Physical Settlement (including Automatic Physical Settlement) that any Shares delivered to CS shall at the time of delivery be subject to a pledge to CS.

Settlement Method Election:	Applicable

Election Party:	Counterparty

Settlement Method Election Date:	The date that is twenty (20) Scheduled Trading Days prior to the First Averaging Date

Default Settlement Method:	Physical Settlement

Settlement Price:	The arithmetic mean of the Relevant Prices on each Averaging Date

Automatic Physical Settlement:

If (x) Counterparty has not elected Cash Settlement, (y) by 10:00 A.M., New York City time, on the Settlement Date, Counterparty has not otherwise effected delivery of the Number of Shares to be Delivered and (z) the collateral then held hereunder by or on behalf of CS includes Shares with respect to which the Representation and Agreement set forth in Section 9.11 of the 2002 Definitions are true and satisfied (or, at the absolute discretion of CS, Shares with respect to which such Representation and Agreement are not true or satisfied), then the delivery required by Section 9.2 of the Equity Definitions shall be effected, in whole or in part, as the case may be, by delivery from the Custodial Account as defined below under “Collateral Provisions”) to CS of a number of Shares equal to the Number of Shares to be Delivered.

Cash Settlement:

If Applicable, Counterparty shall pay the Preliminary Cash Settlement Amount to CS on the Preliminary Cash Settlement Date. If the Preliminary Cash Settlement Amount exceeds the Forward Cash Settlement Amount, CS shall pay to Counterparty the amount of such excess on the Cash Settlement Payment Date. If the Forward Cash Settlement Amount exceeds the Preliminary Cash Settlement Amount, Counterparty shall pay to CS the amount of such excess on the Cash Settlement Payment Date.

Preliminary Cash Settlement Amount:	The Forward Cash Settlement amount that would apply if every Averaging Date were the Preliminary Cash Settlement Pricing Date.

Preliminary Cash Settlement Pricing Date:	The fourth (4th) Exchange Business Day immediately preceding the First Averaging Date.

Preliminary Cash Settlement Date:	The first (1st) Exchange Business day immediately preceding the First Averaging Date; provided that if such day is not a Currency Business Day, the next following Currency Business Day.

Settlement Currency:	USD

Dividends:

Extraordinary Dividend:

Any dividend or distribution on the Shares (other than any dividend or distribution of the type described in Section 11.2(e)(i) or Section 11.2(e)(ii)(A) or (B) of the 2002 Definitions the amount or value of which exceeds the Ordinary Dividend Amount for such dividend or distribution, as determined by the Calculation Agent.

Ordinary Dividend Amount:

USD 0.0125 for the first dividend or distribution on the Shares for which the ex-dividend date falls within a regular quarterly dividend period of the Issuer, and zero for any subsequent dividend or distribution on the Shares for which the ex-dividend date falls within the same regular dividend period of the Issuer.

Payment Obligation in Respect of Extraordinary Dividends:

Within five (5) Business Days following the declaration by the Issuer of any Extraordinary Dividend, Counterparty shall give irrevocable written notice to CS of its election (i) to require cash payment of the amount by which the amount of the Extraordinary Dividend differs in amount from the Ordinary Dividend Amount for such dividend or distribution, as determined by the Calculation Agent, OR (ii) that Calculation Agent Adjustment shall apply for the purposes of determining the appropriate adjustments to the terms of the Transaction with respect to such Extraordinary Dividend. In the event that Counterparty elects that the provisions of clause (i) above shall apply, then the Counterparty shall make a cash payment to CS on the date such Extraordinary Dividend is paid to holders of Shares, in an amount equal to the product of (x) the number of shares that the Calculation Agent determines CS theoretically would be short on the Exchange Business Day immediately preceding the ex-dividend date for such Extraordinary Dividend and (y) the difference between the per Share amount or value of such Extraordinary Dividend and the Ordinary

Dividend Amount, as determined by the Calculation Agent. In the event the Counterparty does not deliver notice to CS of its election with respect to such Extraordinary Dividend, the provisions of clause (ii) shall apply.

Excess Dividend Amount:	For the avoidance of doubt, all references to the Excess Dividend Amount shall be deleted from Section 8.4(b) and 9.2(a)(iii) of the 2002 Definitions.

Share Adjustments:

Potential Adjustment Events:

If an event occurs that constitutes both a Potential Adjustment Event under Section 11.2(e)(ii)(C) of the 2002 Definitions, and a Spin-off as described below, it shall be treated hereunder as a Spin-off and not as a Potential Adjustment Event.

Method of Adjustment:	Calculation Agent Adjustment

Spin-off:

A Distribution of New Shares (the “Spin-off Shares”) of a subsidiary of the Issuer (the “Spin-off Issuer”) to holders of the Shares (the “Original Shares”). With respect to a Spin-off, “New Shares” shall have the meaning provided in Section 12.1(i) of the 2002 Definitions except that the phrase immediately preceding clause (i) thereof shall be replaced by the following: “New Shares” means ordinary or common shares of the Spin-off Issuer that are, or that as of the ex-dividend date of such Spin-off are scheduled promptly to be,”.

Consequences of Spin-offs:

As of the ex-dividend date of a Spin-off, (i) “Shares” shall mean the Original Shares and the Spin-off Shares; (ii) the Transaction shall continue but as a Share Basket Forward Transaction with a Number of Baskets equal to the Number of Shares prior to such Spin-off, and each Basket shall consist of one Original Share and a number of Spin-off Shares that a holder of one Original Share would have been entitled to receive in such Spin-off; and (iii) the

Calculation Agent shall make such adjustments to the exercise, settlement, payment or any other terms of the Transaction as the Calculation Agent determines appropriate to account for the economic effect on the Transaction of such Spin-off (provided that no adjustments will be made to account solely for changes in volatility, expected dividends, stock loan rate or liquidity relevant to the Shares or to the Transaction), which may, but need not, be determined by reference to the adjustment(s) made in respect of such Spin-off by an options exchange to options on the Shares traded on such options exchange. As of the ex-dividend date of any subsequent Spin-off, the Calculation Agent shall make adjustments to the composition of the Basket and other terms of the Transaction in accordance with the immediately preceding sentence.

Extraordinary Events:

Consequences of Merger Events:

Share-for-Share:

Calculation Agent Adjustment; provided that no adjustment will be made to account solely for changes in volatility, expected dividends, stock loan rate or liquidity relevant to the Shares or to the Transaction.

Share-for-Other	Cancellation and Payment

Share-for-Combined:	Component Adjustment

Composition of Combined Consideration:	Not Applicable

Tender Offer	Applicable

Consequences of Tender Offers:

Share-for-Share:	Calculation Agent Adjustment

Share-for-Other:	Calculation Agent Adjustment

Share-for-Combined:	Calculation Agent Adjustment

Nationalization, Insolvency or Delisting:	Cancellation and Payment

Additional Disruption Events:

Change in Law:	Applicable

Failure to Deliver:	Not Applicable

Insolvency Filing:	Applicable

Hedging Disruption:	Not Applicable

Increased Cost of Hedging:	Not Applicable

Loss of Stock Borrow:	Applicable

Maximum Stock Loan Rate:	Two percent (2%) per annum

Increased Cost of Stock Borrow:	Not Applicable

Hedging Party:	CS

Determining Party:	CS

Non-Reliance:	Applicable

Agreements and Acknowledgments Regarding Hedging Activities:	Applicable

Additional Acknowledgments:	Applicable

Credit Support Documents:

Section 4 shall be a Credit Support Document under the Agreement with respect to Counterparty.

Guarantee dated May 16, 2001 made by Credit Suisse (USA), Inc., a Delaware corporation, in favor of each and every counterparty to one or more Financial Transactions (as defined therein) with CS shall be a Credit Support Document under the Agreement with respect to CS.

Account Details:

Payments to CS:	Bank Name: Citibank N.A., New York ABA Number: 021-000-089 For A/C of: Credit Suisse Capital, LLC Acct. #: 30459883

Payments to Counterparty:	Bank Name: Wells Fargo Bank, N.A., Denver CO ABA Number: 121-000-248 Acct. #: 1018106698 Credit: Anschutz Company

Delivery of Shares to CS:	Credit Suisse Securities (USA) LLCDTC# 355 Account # 2HRY60 Account Name: CS Capital LLC Collateral Management Account

Office:	CS is acting through its New York Office for the purposes of the Transaction; Counterparty is not a Multibranch Party.

Calculation Agent:	CS. The Calculation Agent will have no responsibility for good faith errors or omissions in any determination under the Transaction.

3.                                      Other Provisions:

Termination by Counterparty:

At any time, Counterparty may terminate the Transaction in whole or in part upon 35 Exchange Business Days’ prior written notice to CS (the termination date specified in such notice, the “Optional Termination Date”).  Notwithstanding any other provision of this Confirmation, if Counterparty terminates the Transaction in whole, Counterparty shall make a cash payment to CS (or vice versa, as the case may be) on the optional Termination Date in an amount equal to the amount that would be payable under Section 6 of the Agreement if (i) such Optional Termination Date were an Early Termination Date (without regard to the provisions set forth under “Payment on Early Termination” below), and Second Method and Loss applies, (ii) Counterparty were the sole Affected party and (iii) the Transaction were the only Terminated Transaction.  Notwithstanding any other provision of this Confirmation, if Counterparty terminates the Transaction in part, Counterparty shall specify the number of Shares with respect to which the Transaction is to be terminated and Counterparty shall make a cash payment to CS on the Optional

Termination Date (or vice versa, as the case may be) in an amount equal to the amount that would be payable under Section 6 of the agreement if (i) such Optional Termination Date were an Early Termination Date (without regard to the provision set forth under “Payments on Early Termination” below); and Second Method and Loss applied, (ii) Counterparty were in the sole Affected Party and (iii) the Transaction were the only Terminated Transaction; provided that (a) for purposes of such calculation, the Number of Shares shall be deemed to be such number of Shares with respect to which the Transaction is to be terminated, and (b) the Number of Shares shall be reduced by such number of Shares with respect to which such Transaction is to be terminated.

Additional Representations and Warranties of Counterparty:

Counterparty hereby represents and warrants to CS as of the date hereof that:

1.             From the date three months prior to the date hereof or the date on which this representation and warranty is deemed to be repeated, as the case may be, neither Counterparty nor any person who would be considered to be the same “person” as Counterparty or “acting in concert” with Counterparty (as such terms are used in clauses (a)(2) and (e)(3)(vi) of Rule 144 under the Securities Act of 1933, as amended (the “Securities Act”)) has, without the written consent of CS, sold any Shares or hedged (through swaps, options, short sales or otherwise) any long position in the Shares.  Counterparty does not know or have any reason to believe that the Issuer has not complied with the reporting requirements contained in Rule 144(c)(1) under the Securities Act.

2.             Counterparty is an “eligible contract participant” as such term is defined in Section 1(a)(12) of the Commodity Exchange Act, as amended.

3.             To Counterparty’s knowledge, Counterparty is not on the date hereof, in possession of any material non-public information regarding the Issuer.

4.             Counterparty has filed, on or prior to the date hereof and in the manner contemplated by Rule 144(h) under the Securities Act, a notice on Form 144 relating to the Transaction contemplated hereby in form and substance that CS has informed Counterparty is acceptable to CS.

5.             All representations and warranties of Counterparty contained herein were true and correct as of the times such representations and warranties were made or repeated or deemed to be made or repeated herein and Counterparty has performed all of the covenants and obligations to be performed by Counterparty on or prior to the date hereof.

6.             Counterparty is not and, after giving effect to the transactions contemplated hereby, will not be required to register as an “investment company” as such term is defined in the Investment Company Act of 1940, as amended.

7.             Counterparty is, and shall be as of the date of any payment or delivery by Counterparty hereunder, solvent and able to pay its debts as they come due, with assets having a fair value greater than liabilities and with capital sufficient to carry on the businesses in which it engages.

8.             Counterparty (a) has timely filed, caused to be timely filed or will timely file or cause to be timely filed all material tax returns that are required to be filed by it as of the date hereof and (b) has paid all material taxes shown to be due and payable on said returns or on any assessment made against it or any of its property and all other material taxes, assessments, fees, liabilities or other charges imposed on it or any of its property by any governmental authority, unless in each case the same are being contested in good faith.  For purposes of determining whether a tax return has been timely filed, any extensions shall be taken into account.

9.             Counterparty’s holding period (calculated in accordance with Rule 144(d) under the Securities Act) with respect to the Initial Pledged Items commenced on February 18, 1997.  Counterparty agrees that Counterparty has not (i) created or permitted to exist any Lien (as defined in Section 4 below, other than the security interests in the collateral created by Section 4) or any Transfer Restriction (other than the Existing Transfer Restrictions, as defined in Section 4 below) upon or with respect to the Collateral), (ii) sold or otherwise disposed of, or granted any option with respect to, any of the Collateral or (iii) entered into or consented to any agreement (other than, in the case of clause (x), this Confirmation) (x) that restricts in any manner the rights of any present or future owner of any Collateral with respect thereto or (y) pursuant to which any person other than Counterparty, CS and any securities intermediary through whom any of the Collateral is held (but in the case of any such securities intermediary only in respect of Collateral held through it) has or will have Control in respect of any Collateral.  “Control” means “control” as defined in Section 8-106 and 9-106 of the Uniform Commercial Code as in effect in the State of New York (“UCC”).

10.           Other than financing statements or other similar or equivalent documents or instruments with respect to the security interests in the Collateral created by Section 4 below, no financing statement, security agreement or similar or equivalent document or instrument covering all or any part of the Collateral is on file, or of record, in any jurisdiction in which such filing or recording would be effective to perfect a lien, security interest or other encumbrance of any kind on such Collateral.

11.           All Collateral consisting of securities and all financial assets underlying Collateral consisting of security entitlements (each as defined in Section 8-102 of the UCC) at any time pledged hereunder is and will be issued by an issuer organized under the laws of the United States, any state thereof or the District of Columbia and is and will be (i) certificated (and the certificate or certificates in respect of such securities or financial assets are and will be located in the United States) and registered in the name of the Counterparty or held through a securities intermediary whose securities intermediary’s jurisdiction (within the meaning of Section 8-110(e) of the UCC) is located in the United States or (ii) uncertificated and either registered in the name of Counterparty or held through a securities intermediary whose securities intermediary’s jurisdiction (within the meaning of Section 8-110(e) of the UCC) is located in the United States; provided that this representation shall not be deemed to be breached if, at any time, any such Collateral is issued by an issuer that is not organized under the laws of the United States, any State thereof or the District of Columbia, and the parties hereto agree to procedures or amendments hereto necessary to enable CS to maintain a valid and continuously perfected security interest in such Collateral, in respect of which CS will have Control, subject to no prior Lien.  The parties hereto agree to negotiate in good faith any such procedures or amendments.

12.           No registration, recordation or filing with any governmental body, agency or official is required or necessary for the validity or enforceability hereof or for the perfection or enforcement of the security interests in the Collateral created by Section 4 below, other than the filing of financing statement in any appropriate jurisdiction.

13.           Counterparty has not performed and will not perform any acts that might prevent CS from enforcing any of the terms of Section 4, “Collateral Provisions,” or that might limit CS in any such enforcement.

Representations, Warranties and Covenants of CS:

14.           CS represents to Counterparty that an affiliate of CS (the “CS Affiliate”) is registered as a broker and a dealer with the Securities and Exchange Commission and is a “market maker” or a “block positioner”, as such terms are used in Rule 144 under the Securities Act, with respect to the Shares.

15.           CS agrees that the CS Affiliate shall, as promptly as practicable consistent with market conditions, introduce into the public market a quantity of securities of the same class as the Shares equal to the Number of Shares minus the sum of (i) the number of securities of such class sold in connection with CS’s Initial Hedge positions and (ii) such other number of securities of such class heretofore introduced into the public market.

U.S. Private Placement Representations:

Each of CS and Counterparty hereby represents and warrants to the other party as of the date hereof that:

1.             It is an “accredited investor” (as defined in Regulation D under the Securities Act) and has such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of the Transaction, and it is able to bear the economic risk of the Transaction.

2.             It is entering into the Transaction for its own account and not with a view to the distribution or resale of the Transaction or its rights thereunder except pursuant to a registration statement declared effective under, or an exemption from the registration requirements of, the Securities Act.

Covenants of Counterparty:

1.             Counterparty agrees that each of Counterparty and its affiliates will comply with all applicable disclosure or reporting requirements in respect of the Transaction, including, without limitation, any requirement imposed by Section 13 or Section 16 of the Securities and Exchange Act of 1934, as amended, if any, and Counterparty will provide CS with a copy of any report filed in respect of the Transaction promptly upon filing thereof.

2.             Counterparty is aware of and agrees to be bound by the rules of the National Association of Securities Dealers, Inc. (“NASD”) applicable to option trading and is aware of and agrees not to violate, either alone or in concert with others, the position or exercise limits established by the NASD.

Binding Commitment:

The parties intend that this Confirmation constitutes a “Final Agreement” as described in the letter dated December 14, 1999 submitted by Robert W. Reeder and Alan L. Beller to Michael Hyatte of the staff of the Securities and Exchange Commission (the “Staff”) to which the Staff responded in an interpretative letter dated December 20,1999.

Payments on Early Termination:

Upon (x) the occurrence or effective designation of an Early Termination Date in respect of the Transaction or (y) the occurrence of an Extraordinary Event that results in the cancellation or termination of the Transaction pursuant to Section 12.2, 12.3, 12.6 or 12.9 of the 2002 Definitions (any such event as described in clause (x) or (y) above, an “Early Termination Event”), if Counterparty owes any amount to CS pursuant to Section 6(d)(ii) of the Agreement (determined as if the Transaction were the only Transaction under the Agreement) or any Cancellation Amount pursuant to Section 12.2, 12.3, 12.6 or 12.9 of the 2002 Definitions (any such amount, a “Counterparty Payment Amount”) and fails to pay such Counterparty Payment Amount on the due date specified in the Agreement or the 2002 Definitions (any such failure to pay any such amount, a “Counterparty Payment Event”), then, except to the extent that CS proceeds to realize upon the Collateral and to apply the proceeds of such realizations to any obligation of Counterparty hereunder and under the Agreement.

(i)            in lieu of any payment or delivery of such Counterparty Payment Amount, Counterparty shall deliver to CS a number of Shares (or, if the shares have been converted into other securities or property in connection with an Extraordinary Event, a number or amount of such securities or property) with a value equal to the Counterparty Payment Amount based on the market value of the Shares (or such other securities or property) as of the Early Termination Date or the date as of which the Cancellation Amount is determined, as the case may be, as determined by the Calculation Agent; provided, that CS shall allow Counterparty two (2) Business Days to cure the Counterparty Payment Event prior to delivering to CS such number of Shares as set forth in this paragraph; and

(ii)           for purposes of determining any Loss under Section 6(e) of the Agreement in respect of any other Transactions under the Agreement, the Transaction shall be deemed not to be a Transaction under the Agreement; provided that, for the avoidance of doubt, if Counterparty fails to deliver Shares pursuant to clause (i) above at the time required, then, the Transaction (including such delivery obligation) shall be included for the purpose of determining CS’s Loss for all Transactions (including the Transaction) under the Agreement.

Securities Contract:

The parties hereto intend that each of CS and the Custodian (as defined in Section 4 below) is a “stockbroker” within the meaning of Section 101 (53A) of Title 11 of the United States Code (the “Bankruptcy Code”) and that the Custodian is acting as agent and custodian for CS in connection with the Transaction and that CS is a “customer” of the Custodian within the meaning of Section 741(2) of the Bankruptcy Code.  The parties hereto further recognize that the Transaction is a “securities contract”, as such term is defined in Section 741(7) of the Bankruptcy Code, entitled to the protection of, among other provisions, Sections 555 and 362(b)(6) of the Bankruptcy Code, and that each payment or delivery of cash, Shares or other property or assets hereunder is a “settlement payment” within the meaning of Section 741(8) of the Bankruptcy Code.

Assignment:

The rights and duties under this Confirmation may not be assigned or transferred by any party hereto without the prior written consent of the other parties hereto, such consent not to be unreasonably withheld; provided that (i) CS may assign or transfer any of its rights or duties hereunder to any of its affiliates without the prior written consent of Counterparty and (ii) the Agent may assign or transfer any of its rights or duties hereunder without the prior written consent of the other parties hereto in each case to any affiliate of CS, so long as such affiliate is a broker-dealer registered with the Securities and Exchange Commission and the senior unsecured debt rating (“Credit Rating”) of each affiliate (or any guarantor of its obligations under the transferred Transaction) is equal to or greater than the Credit Rating of Credit Suisse, as specified by S&P, and Moody’s, at the time of such assignment or transfer.

Non-Confidentiality:

The parties hereby agree that (i) effective from the date of commencement of discussions concerning the Transaction, Counterparty and each of its employees, representatives, or other agents may disclose to any and all persons, without limitation of any kind, the tax treatment and tax structure of the Transaction and all materials of any kind, including opinions or other tax analyses, provided by CS and its affiliates to Counterparty relating to such tax treatment and tax structure (provided that the foregoing does not constitute an authorization to disclose the identity of CS or its affiliates, agents or advisers, or, except to the extent relating to such tax structure or tax treatment, any specific pricing terms or commercial or financial information except as required by applicable securities laws) and (ii) CS does not assert any claim of proprietary ownership in respect of any description contained herein or therein relating to the use of any entities, plans or arrangements to give rise to a particular United States federal income tax treatment for Counterparty.

Matters relating to Credit Suisse Capital LLC and Credit Suisse Securities (USA) LLC:

1.             Agent shall act as “agent” for CS and Counterparty in connection with the Transaction.

2.             Agent will furnish to Counterparty upon written request a statement as to the source and amount of any remuneration received or to be received by Agent in connection herewith.

3.             Agent has no obligation hereunder, by guaranty, endorsement or otherwise, with respect to performance of CS’s obligations hereunder or under the Agreement.

4.             CS is an “OTC derivative dealer” as such term is defined in the Exchange Act and is an affiliate of Agent.

5.             CS is not a member of the Securities Investor Protection Corporation.

4.             Collateral Provisions

Counterparty has granted to CS a security interest in the Collateral to secure Counterparty’s obligations set forth herein and pursuant to the Transaction.  Counterparty and CS now wish to (i) set forth additional understandings and agreements relating to such security interest and (ii) confirm, on the terms set forth herein, the continuation of such security interest.

a.             Delivery of Collateral & Custodial Account:

1.             At all times during the term of this Transaction, Counterparty shall maintain with Wilmington Trust Company (“Custodian”) in account number 077342-000 pledged to CS (“Custodial Account”) as collateral Eligible Collateral consisting of Shares in a number equal to the maximum number of Shares deliverable hereunder (as such amount may be from time to time adjusted in accordance herewith) or other assets acceptable to CS.  Counterparty shall have the right to substitute different Shares or other assets acceptable to CS for Shares or other assets, as the case may be, maintained as collateral, and upon verification that the substitute Shares or other assets, as the case may be, are in good form and are accompanied by customary documentation, the original Shares or other assets, as the case may be, for which the substitute Shares or other assets, as the case may be, are substituted shall be released to Counterparty within a reasonable time following its request.  “Eligible Collateral” means Shares or, if Counterparty shall have elected to substitute securities issued by the United States government (“Government Securities”) for Share Collateral in accordance with this Section 4, Government Securities; provided that Counterparty has good and marketable title thereto, free of any and all lien, mortgage, interest, pledge, charge or encumbrance of any kind (other than the security interests in the Collateral created hereby, a “Lien”) and Transfer Restrictions (other than the Existing Transfer Restrictions) and that CS has a valid, first priority perfected security interest therein, a first lien thereon and Control with respect thereto.  “Transfer Restriction” means, with respect to any item of collateral pledged hereunder, any condition to or restriction on the ability of the owner thereof to sell, assign or otherwise transfer such item of collateral or enforce the provisions thereof or of any document related thereto whether set forth in such item of collateral itself or in any document related thereto, including, without limitation, (i) any requirement that any sale, assignment or other transfer or enforcement of such item of collateral be consented to or approved by any Person, including, without limitation, the issuer thereof or any other obligor thereon, (ii) any limitations on the type or status, financial or otherwise, of any purchaser, pledgee, assignee or transferee of such item of collateral, (iii) any requirement of the delivery of any certificate, consent, agreement, opinion of counsel, notice or any other document of any Person to the issuer of, any other obligor on or any registrar or transfer agent for, such item of collateral, prior to the sale, pledge, assignment or other transfer or enforcement of such item of collateral and (iv) any registration or qualification requirement or prospectus delivery requirement for such item of collateral pursuant to any federal, state or foreign securities law (including, without limitation, any such requirement arising under Section 5 of the Securities Act as a result of such security being a “restricted security” or Counterparty being an “affiliate of the issuer of such security, as such terms are defined in Rule 144 under the Securities Act, or as a result of the sale of such security being subject to paragraph (c) of Rule 145 under the Securities Act); provided that the required delivery of any assignment, instruction or entitlement order from the seller, Counterparty, assignor or transferor of such item of collateral, together with any evidence of the corporate or other authority of such Person, shall not constitute a “Transfer Restriction”.  “Existing Transfer Restrictions” means Transfer Restrictions existing with respect to any securities by virtue of the fact that Counterparty is an “affiliate”, within the meaning of Rule 144 under the Securities Act, of the Issuer.  “Person” means an individual, a corporation, a limited liability company, a partnership, an association, a trust or any other entity or organization, including a government or political subdivision or an agency or instrumentality thereof.

2.             These Collateral Provisions and the Securities Account Control Agreement (“SACA”) among Counterparty, CS, Agent and Custodian shall be deemed a security agreement, and shall be governed by the laws of the State of New York.  The Counterparty hereby grants to CS a first priority continuing security interest in the Custodial Account, and all property therein including the Shares or other assets, as the case may be, and all collateral provided hereunder and in any and all substitutions therefor, proceeds thereof and distributions thereon; provided, however, that any Ordinary Dividend Amount in the Custodial Account shall not be subject to such security interest and Counterparty shall be entitled to remove any Ordinary Dividend Amount from the Custodial Account in its sole and absolute discretion without the prior written consent of CS or any other party.  These Collateral Provisions and the SACA each constitute a Credit Support Document and the failure by a party to deliver, return, or release collateral in accordance with these Collateral Provisions (if such failure is not remedied on or before the second Local Business Day after notice of such failure is given to such party) shall constitute an Event of Default for purposes of Section 5(a)(iii) of the Agreement with respect to such party.  For purposes of these Collateral Provisions, the term “Local Business Day” shall have the meaning given to such term in this Agreement, except that references to a payment in clause (b) thereof will be deemed to include a delivery, return or release of collateral hereunder.

3.             CS or any of its affiliates may not borrow, pledge, use in their own business or otherwise rehypothecate any property pledged to CS hereunder without the prior written consent of the Counterparty (which Counterparty may withhold in its sole discretion).

4.             CS agrees that it will not deliver a notice or entitlement order under Section 3 under the SACA unless an Event of Default with respect to which Counterparty is the Defaulting Party has occurred and is continuing.

b.             Grant of Security Interests in the Collateral:

In order to secure the full and punctual observance and performance of the covenants and agreements contained in this Confirmation and in the Agreement, Counterparty hereby assigns and pledges to CS, and grants to CS, as secured party, security interests in and to, and a lien upon and right of set-off against, and transfers to CS, as and by way of a security interest having priority over all other security interests, with power of sale, all of Counterparty’s right, title and interest in and to (i) the Collateral; (ii) all additions to and substitutions for the Shares (including, without limitation, any securities, instruments or other property delivered or pledged hereunder) (such additions and substitutions, the “Additions and Substitutions”); (iii) the Custodial Account maintained by the Custodian and all securities and other financial assets (each as defined in Section 8-102 of the UCC) and other funds, property or assets from time to time held therein or credited thereto; and (iv) all income, proceeds and collections received or to be received, or derived or to be derived, at the time that the Shares were delivered to the Custodian or any time thereafter (whether before or after the commencement of any proceeding under applicable bankruptcy, insolvency or similar law, by or against Counterparty, with respect to Counterparty) from or in connection with the Shares or the Additions and Substitutions, excluding any Excluded Proceeds (collectively, the “Collateral”).  The parties hereto expressly agree that all rights, assets and property at any time held in or credited to the Custodial Account shall be treated as financial assets (as defined in Section 8-102 of the UCC).  “Excluded Proceeds” means any ordinary cash dividend, to the extent not an Extraordinary Dividend, in respect of Shares that is not distributed after the occurrence and during the continuance of an Event of Default.

c.             Certain Covenants of Counterparty relating to the Collateral:

Counterparty agrees that, so long as any of Counterparty’s obligations under the Agreement remain outstanding:

1.             Counterparty shall ensure at all times that a Collateral Event of Default shall not occur, and shall pledge additional Collateral in the manner described hereunder as necessary to cause such requirement to be met.  “Collateral Event of Default” means, at any time, the occurrence of either of the following:  (A) failure of the Collateral to include, as Eligible Collateral, a number of Shares at least equal to the Number of Shares (or, if Counterparty has elected to substitute Government Securities for Share Collateral in accordance with this Section 4, the amount of Government Securities required thereby) or (B) failure at any time of the security interests in the Collateral created hereby to constitute valid and perfected security interests in all of the Collateral, subject to no prior, equal or junior Lien, and, with respect to any Collateral consisting of securities or security entitlements (each as defined in Section 8-102 of the UCC), as to which CS has Control, or, in each case, assertion of such by Counterparty in writing.

2.             Counterparty shall upon request by CS, at Counterparty’s own expense and in such manner and form as CS may require, give, execute, deliver, file and record any financing statement, notice, instrument, document, agreement or other papers that may be necessary or desirable in order to (i) create, preserve, perfect, substantiate or validate any security interest granted pursuant hereto, (ii) create or maintain Control with respect to any such security interests in any investment property (as defined in Section 9-102(a) of the UCC) or (iii) enable CS to exercise and enforce its rights hereunder with respect to such security interest.

3.             Counterparty shall warrant and defend Counterparty’s title to the Collateral, subject to the rights of CS, against the claims and demands of all persons.  CS may elect, but without an obligation to do so, to discharge any Lien of any third party on any of the Collateral.

4.             Counterparty shall give CS not less than 10 days’ notice prior to any change of (i) Counterparty’s name in any manner or (ii) Counterparty’s “location” (as defined in Section 9-307 of UCC).

5.             Counterparty agrees that Counterparty shall not (i) create or permit to exist any lien (other than the security interests in the Collateral created hereby) or any Transfer Restriction (other than Existing Transfer Restrictions) upon or with respect to the Collateral, (ii) sell or otherwise dispose of, or grant any option with respect to, any of the Collateral or (iii) enter into or consent to any agreement (x) that restricts in any manner the right of any present or future owner of any Collateral with respect thereto (other than this Confirmation) or (y) pursuant to which any person other than Counterparty, CS and any securities intermediary through whom any of the Collateral is held (but in the case of any such securities intermediary only in respect of Collateral held through it) has or will have Control in respect of any Collateral.

d.             Administration of the Collateral and Valuation of Securities:

1.             CS shall determine on each Business Day whether a Collateral Event of Default shall have occurred.  If on any Business Day CS determines that a Collateral Event of Default shall have occurred, CS shall promptly notify Counterparty of such determination by telephone call to Counterparty followed by a written confirmation of such call.  If on any Business Day CS determines that no Default Event or failure by Counterparty to meet any of Counterparty’s obligations under “Certain Covenants of Counterparty relating to the Collateral” or under this section has occurred and is continuing, Counterparty may obtain the release from the security interests in the Collateral created hereby and prompt delivery to it of any Collateral upon delivery to CS of a written notice from Counterparty indicating the items of Collateral to be released so long as, after such release, no Collateral Event of Default shall have occurred.  CS shall take any actions reasonably requested by Counterparty (including, without limitation, the issuance of instructions to Custodian) in order to procure such release and delivery.  “Default Event” means any Collateral Event of Default, any Event of Default with respect to Counterparty or any Termination Event with respect to which Counterparty is the Affected Party or an Affected Party or Counterparty Payment Event resulting from a failure by Counterparty to pay an amount pursuant to Section 12.7 or Section 12.9 of the 2002 Definitions;

2.             Counterparty may pledge additional Eligible Collateral hereunder at any time by delivering the same pursuant to the provisions of “Delivery of Collateral” above.  Concurrently with the delivery of any additional Eligible Collateral, Counterparty shall deliver to CS a certificate, dated the date of such delivery, (i) identifying the additional items of Eligible Collateral being pledged and (ii) certifying that with respect to such items of additional Eligible Collateral the representations and warranties relating to collateral under Additional Representations and Warranties above are true and correct with respect to such Eligible Collateral on and as of the date hereof.

3.             Counterparty may at any time, so long as no Default Event has occurred and is continuing, substitute Government Securities for all (but not less than all) of the Collateral consisting of Shares then held in or credited to the Custodial Account (the “Share Collateral”) on the terms set forth below:

(i)            At least five Business Days prior to the date of any such substitution, Counterparty shall notify CS in writing that Counterparty intends to effect such substitution;

(ii)           Counterparty shall deliver to CS, in a manner reasonably acceptable to CS, Government Securities having a value at least equal to 150% of the market value of the Share Collateral on the date of such delivery (as determined by the Calculation Agent);

(iii)          Counterparty shall take all such other actions as CS may reasonably require to create for the benefit of CS a valid and perfected security interest in such Government Securities, in respect of which CS will have Control, subject to no prior Lien; and

(iv)          Counterparty shall make mark to market deliveries of additional Government Securities on a daily basis, and CS shall release Government Securities previously pledged upon the request of Counterparty, so that the value of the Government Securities pledged is at all times at least equal to 150% of the market value of the Share Collateral for such Transaction that would otherwise have been pledged hereunder at such time (as determined by the Calculation Agent), in each case, pursuant to terms mutually acceptable to CS and Counterparty.  CS shall take any actions reasonably requested by Counterparty (including, without limitation, the issuance of instructions to Custodian) in order to procure such release and delivery.

4.             Upon a Default Event, CS may at any time or from time to time, in its sole discretion, in accordance with the provisions of the SACA, cause any or all of the Collateral that is registered in the name of Counterparty or Counterparty’s nominee to be transferred of record in the name of the Custodian, CS or its nominee.  Such transfer shall be made solely for purposes of perfecting a security interest in the Collateral in favor of the Custodian, CS or its nominee and is not intended to change the beneficial ownership thereof, or to cause a deemed sale thereof, for U.S. tax purposes.  Counterparty shall promptly give to CS copies of any notices or other communications received by Counterparty with respect to Collateral that is registered, or held through a securities intermediary, in the name of Counterparty or Counterparty’s nominee and CS shall promptly give to Counterparty copies of any notices and communications received by CS with respect to Collateral that is registered, or held through a securities intermediary, in the name of Custodian, CS or its nominee.

5.             Counterparty agrees that Counterparty shall promptly upon written demand (which shall include an itemization in reasonable detail of the amounts Counterparty is required to pay) pay to CS:

(i)            the amount of any taxes that CS or the Custodian may have been required to pay by reason of the security interests in the Collateral created hereby or to free any of the Collateral from any Lien thereon; and

(ii)           the amount of any and all reasonable costs and expenses, including the fees and disbursements of counsel and of any other experts, that CS or the Custodian may incur in connection with (A) the enforcement of this pledge, including such expenses as are incurred to preserve the value of the Collateral and the validity, perfection, rank and value of the security interests in the Collateral created hereby; (B) the collection, sale or other disposition of any of the Collateral, (C) the exercise by CS of any of the rights conferred upon it hereunder or (D) any Default Event.

Any such amount not paid on demand shall bear interest (computed on the basis of a year of 360 days and payable for the actual number of days elapsed) at a rate per annum equal to 5% plus the prime rate as published from time to time in The Wall Street Journal, Eastern Edition.

e.             No Rehypothecation of Collateral:

The parties hereto agree that, notwithstanding anything to the contrary in this Confirmation, CS may not sell, lend, pledge, rehypothecate, assign, invest, use, commingle or otherwise dispose of, or otherwise use in its business any Collateral.

f.              Income and Voting Rights in Collateral:

CS shall have the right to receive and retain as Collateral hereunder all proceeds, excluding any Excluded Proceeds, but including, without limitation, any Extraordinary Dividend in excess of the Ordinary Dividend Amount and interest of the Collateral; provided that CS shall have such right with respect to any and all proceeds, including, without limitation, any Excluded Proceeds, after the occurrence and during the continuance of a Default Event (such proceeds as CS shall have the right to receive and retain at any time, “Retained Proceeds”), and Counterparty shall take all such action as CS shall deem necessary or appropriate to give effect to such right.  All such Retained Proceeds that are received by Counterparty shall be received in trust for the benefit of CS and, if CS so directs, shall be segregated from other funds of Counterparty and shall, forthwith upon demand by CS, be delivered over to the Custodian on behalf of CS as Collateral in the same form as received (with any necessary endorsement) and become subject to the SACA.

Unless a Default Event shall have occurred and be continuing, Counterparty shall have the right to vote and to give consents, ratifications and waivers with respect to the Collateral, and CS shall, upon receiving a written request from a duly authorized officer of Counterparty accompanied by a certificate from a duly authorized officer of Counterparty stating that no Default Event shall have occurred and be continuing, take all such commercially reasonable action as may be necessary or appropriate to give effect to such right to vote and give consents, ratifications and waivers (including, without limitation, the issuance of instructions to Custodian); provided, however, that (i) CS shall only be required to deliver such proxies, powers of attorney, consents, ratifications and waivers to Counterparty as have actually been received by CS or its designated nominee in respect of the Collateral and (ii) CS shall only be required to issue or modify instructions to Custodian as quickly as reasonably practicable after it receives a request from Counterparty, notification from Custodian or otherwise becomes aware of the need for any such action.  CS shall not be responsible to Counterparty for any failure by Custodian to act in a timely fashion after CS instructs the Custodian.

If a Default Event shall have occurred and be continuing, CS shall have the right, to the extent permitted by law, and Counterparty shall take all such action as may be necessary or appropriate to give effect to such right, to vote and to give consents, ratifications and waivers, and to take any other action with respect to any or all of the Collateral with the same force and effect as if CS were the absolute and sole owner thereof.

g.             Remedies upon Counterparty Payment Events:

If any Counterparty Payment Event shall have occurred, CS may exercise all the rights of a secured party under the UCC (whether or not in effect in the jurisdiction where such rights are exercised).

Counterparty hereby irrevocably appoints CS as Counterparty’s true and lawful attorney (which power of attorney is coupled with an interest), with full power of substitution, in the name of Counterparty, CS or otherwise, for the sole use and benefit of CS, but at the expense of Counterparty, to the extent permitted by law, to exercise, at any time and from time to time while a Counterparty Payment Event has occurred, all or any of the following powers with respect to all or any of the Collateral:

(i)            to demand, sue for, collect, receive and give acquittance for any and all monies due or to become due upon or by virtue thereof;

(ii)           to settle, compromise, compound, prosecute or defend any action or proceeding with respect thereto;

(iii)          to sell, transfer, assign or otherwise deal in or with the same or the proceeds or avails thereof, as fully and effectually as if CS were the absolute owner thereof and in connection therewith, to make all necessary deeds, bills of sale, instruments of assignment, transfer or conveyance of the property, and all instructions and entitlement orders in respect of the property thus to be (or that is being or has been) sold, transferred, assigned or otherwise dealt in; and

(iv)          to extend the time of payment of any or all thereof and to make any allowance and other adjustments with reference thereto;

provided that CS shall give Counterparty not less than one day’s prior written notice of the time and place of any sale or other intended disposition of any of the Collateral, except any Collateral that (A) threatens to decline speedily in value, including, without limitation, equity securities, or (B) is of a type customarily sold on a recognized market.  CS and Counterparty agree that such notice constitutes “reasonable authenticated notification” within the meaning of Section 9-611(b) of the UCC.  Notwithstanding the foregoing, CS and Counterparty agree that prior to exercising the powers with respect to the Collateral set forth in this Section 4(g)(i)-(iv), CS shall provide notice to Counterparty of its intention to exercise such powers and shall allow Counterparty two (2) Business Days after such notice to remedy the Counterparty Payment Event.

h.             Termination:

The rights hereby granted by Counterparty in the Collateral shall cease, terminate and be void upon fulfillment of all of the obligations of Counterparty under this Confirmation.  Any Collateral remaining at the time of such termination shall be fully released and discharged from the security interests in the Collateral created hereby and delivered to Counterparty by CS, all at the request and expense of Counterparty.

5.             The Agreement is Further supplemented by the following provisions:

Termination Provisions.

1.             “Specified Entity” means in relation to CS, none, and in relation to Counterparty for the purpose of Section 5(a)(v) of the Agreement only, any Affiliate (as defined in Section 14 of the Agreement) of Counterparty.

2.             The “Cross Default” provision of Section 5(a)(vi) of the Agreement will not apply to CS and will not apply to Counterparty.

3.             The “Credit Event Upon Merger” provisions of Section 5(b)(iv) of the Agreement will not apply to CS and will apply to Counterparty.

4.             The “Automatic Early Termination” provisions of Section 6(a) of the Agreement will not apply to CS and Counterparty.

5.             Payments on Early Termination.  For the purpose of Section 6(e) of the Agreement, Close-out Amount will apply.

6.             “Termination Currency” means United States Dollars.

7.             Set-Off.  In addition to and without limiting any rights of set-off that a party hereto may have as a matter of law, pursuant to contract or otherwise, upon the occurrence of an Early Termination Event, such Party (“Party X”) shall have the right to terminate, liquidate and otherwise close out the transactions contemplated by this Confirmation pursuant to the terms hereof, and to set off any obligation that Party X or any affiliate of Party X may have to the other party (“Party Y”) hereunder, thereunder or otherwise, including without limitation any obligation to make any release, delivery or payment to Party Y pursuant to this Confirmation or any other agreement between Party X or any of its affiliates and Party Y, against any right Party X or any of its affiliates may have against Party Y, including without limitation any right to receive a payment or delivery pursuant to this Confirmation or any other agreement between Party X or any of its affiliates and Party Y.  In the case of a set-off of any obligation to release, deliver or pay assets against any right to receive assets of the same type, such obligation and right shall be set off in kind.  In the case of a set-off of any obligation to release, deliver or pay assets against any right to receive assets of any other type, the value of each of such obligation and such right shall be determined by the Calculation Agent and the result of such set-off shall be that the net obligor shall pay or deliver to the other party an amount of cash or assets, at the net obligor’s option, with a value (determined, in the case of a delivery of assets, by the Calculation Agent) equal to that of the net obligation.  In determining the value of any obligation to release or deliver Shares or right to receive Shares, the value at any time of such obligation or right shall be determined by reference to the market value of the Shares at such time.  If an obligation or right is unascertained at the time of any such set-off, the Calculation Agent may in good faith estimate the amount or value of such obligation or right, in which case set-off will be effected in respect of that estimate, and the relevant party shall account to the other party at the time such obligation or right is ascertained.

Tax Representations.  None.

Agreements to Deliver Documents.  For the purpose of Sections 4(a)(i) and (ii) of the Agreement, each of CS and Counterparty agrees to deliver the following document, as applicable:

1.             Counterparty will deliver to CS, prior to or upon execution of this Confirmation, evidence reasonably satisfactory to CS as to the names, true signatures and authority of the officers or officials signing this Confirmation on its behalf.

Such document shall be covered by the representation set forth in Section 3(d) of the Agreement.

Miscellaneous:

1.             Addresses for Notices.  For the purpose of Section 12(a) of the Agreement:

Address for notices or communications to CS (other than by facsimile) for all purposes):

Address:	Credit Suisse Capital LLC
c/o Credit Suisse Securities (USA) LLC
Eleven Madison Avenue
New York, NY 10010
	Attn:	Senior Legal Officer
	Tel:	(212) 538-2616
	Fax:	(212) 325-8036

With a copy to:	Credit Suisse Securities (USA) LLC
One Madison Avenue, 8th Floor
New York, NY 10010

For payments and deliveries:
	Attn:	Mike Sergio / Allison Williston
	Tel:	(212) 538-0317 / (212) 538-6216
	Fax:	(212) 325-8175

For all other communications:
	Attn:	Cynthya Tran
	Tel:	(212) 538-0889
	Fax:	(212) 538-8898

Designated responsible employee for the purposes of Section 12(a)(iii) of the Agreement:  Senior Legal Officer

Address for notices or communications to Counterparty:

Address:	555 Seventeenth St., Suite 2400
Denver, Colorado 80202
Tel:	(303) 298-1000
Fax:	(303) 299-1333

2.             The date and time of the Transaction will be furnished by CS to Counterparty upon written request by Counterparty.

3.             Waiver of Right to Trial by Jury.  Each party waives, to the fullest extent permitted by applicable law, any right it may have to a trial by jury in respect of any suit, action or proceeding relating to this Confirmation or any Credit Support Document.  Each party (i) certifies that no representative, agent or attorney of the other party has represented, expressly or otherwise, that such other party would not, in the event of such a suit action or proceedings, seek to enforce the foregoing waiver and (ii) acknowledges that it and the other party have been induced to enter into this Confirmation by, among other things, the mutual waivers and certifications in this Section.

4.             Service of Process.  The parties irrevocably consent to service of process given in the manner provided for notices in Section      in paragraph 1 immediately above.  Nothing in this Confirmation will affect the right of either party to serve process in any other manner permitted by law.

5.             THE AGREEMENT AND EACH CONFIRMATION THEREUNDER WILL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK WITHOUT REFERENCE TO CHOICE OF LAW DOCTRINE (PROVIDED THAT AS TO PLEDGED ITEMS LOCATED IN ANY JURISDICTION OTHER THAN THE STATE OF NEW YORK, CS SHALL, IN ADDITION TO ANY RIGHTS UNDER THE LAWS OF THE STATE OF NEW YORK, HAVE ALL OF THE RIGHTS TO WHICH A SECURED PARTY IS ENTITLED UNDER THE LAWS OF THE LAW OF SUCH OTHER JURISDICTION).  EACH PARTY HEREBY SUBMITS TO THE JURISDICTION OF THE COURTS OF THE STATE OF NEW YORK.  THE PARTIES HERETO HEREBY AGREE THAT THE CUSTODIAN’S JURISDICTION, WITHIN THE MEANING OF SECTION 8-110(e) OF THE UCC, INSOFAR AS IT ACTS AS A SECURITIES INTERMEDIARY HEREUNDER OR IN RESPECT HEREOF, IS THE STATE OF NEW YORK.

6.             This Confirmation is not intended and shall not be construed to create any rights in any person other than Counterparty, CS and their respective successors and assigns and no other person shall assert any rights as third-party beneficiary hereunder.  Whenever any of the parties hereto is referred to, such reference shall be deemed to include the successors and assigns of such party.  All the covenants and agreements herein contained by or on behalf of Counterparty and CS shall bind, and inure to the benefit of, their respective successors and assigns whether so expressed or not.

7.             Any provision of this Confirmation may be amended or waived if, and only if, such amendment or waiver is in writing and signed, and in the case of an amendment, by Counterparty and CS or in the case of a waiver, by the party against whom the waiver is to be effective.

Please confirm that the foregoing correctly sets forth the terms of our agreement by signing and returning this Confirmation.

Yours faithfully,

CREDIT SUISSE CAPITAL LLC

By:	/s/ Linda Steinmuller
Name:	Linda Steinmuller
Title:	Vice President, Complex Product Support

Confirmed as of the date first written above:

ANSCHUTZ COMPANY

By:	/s/ Scott T. Carpenter
Name:	Scott T. Carpenter
Title:	Vice President

CREDIT SUISSE SECURITIES (USA) LLC, as Agent

By:	/s/ John Ryan
Name:	John Ryan
Title:	Assistant Vice President, Complex Product Support